SEMGROUP ENERGY PARTNERS, L.P.

Two Warren Place

6120 South Yale Avenue, Suite 700

Tulsa, Oklahoma 74136

June 29, 2007

VIA EDGAR TRANSMISSION

Memorandum

for

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	SemGroup Energy Partners, L.P.

Registration Statement on Form S-1

File No. 333-141196

This memorandum sets forth the responses of SemGroup Energy Partners, L.P. (the “Partnership”) to the comments provided by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its comment letter dated June 20, 2007 (the “Comment Letter”) with respect to the Partnership’s registration statement on Form S-1 (File No. 333-141196) (the “Registration Statement”). The changes described herein are incorporated in Amendment No. 5 to the Registration Statement, which has been filed with the Commission via EDGAR simultaneously with this memorandum. For your convenience, we have repeated each comment of the Staff in bold type face exactly as given in the Comment Letter and set forth below such comment is our response.

Form S-1/A-4 filed June 11, 2007

Risk Factors, page 18

1.	We note that the limited liability company agreement of your parent company’s general partner and the limited liability company agreement of your general partner impose upon your general partner a number of restrictions on how it conducts your business. Please discuss in a risk factor the effect of these restrictions on your business.

Response:

We have revised the Registration Statement as requested. Please see page 29.

We will adopt certain valuation methodologies that may result in a shift of income, gain, loss, and deduction between the general partner and the unitholders . . ., page 36

2.	Please expand to disclose the fact that your tax counsel has been unable to opine as to the validity of the tax positions you are adopting. In this regard, we note your discussion on pages 146 and 149.

Response:

We have revised the Registration Statement as requested. Please see page 36.

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